

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 5, 2017

Via E-mail
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Property Trust
90 Park Avenue, 32nd Floor
New York, NY 10016

> **Re:** **Gramercy Property Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-35933**

Dear Mr. Clark:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate & -
  Commodities